

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 28, 2015

<u>Via e-mail</u>
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.
40 Wall Street, 28th Floor
New York, NY 10005

> **Re:** **Wave Sync Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed December 14, 2015**
> **File No. 001-34113**

Dear Mr. Xiang:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

Item 2.01, Completion of Acquisition or Disposition of Assets, page 3

1. We note your response to comment 3 of our letter dated November 16, 2015. Please revise to clearly state that Mei Yang was both the CEO of your company and a vice president of a subsidiary of EGOOS, and that she was on both sides of your transaction with EGOOS, here and in your discussion of related party transactions on page 32.

General, page 5

2. It remains unclear whether you have any arrangements or agreements with UnionPay. Please clearly state whether you have any relationship with UnionPay, and what is meant by your statements that your card was "recognized" and "approved" by UnionPay, here and elsewhere. In addition, you state here that the audio bank card embedded with your inlays was named "UnionPay Audio Bank Card." Please clarify whether this was a name that was given by UnionPay, or whether it was one that you gave the product. Please see comment 5 of our letter dated November 16, 2015.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Plan of Operation and Funding, page 27</u>

3. You currently state that all of the "events" you list in your table will take place over the same "estimated time," which covers an entire year. It is unclear what the specific timeframes for the various "actions" you contemplate here may be. Please revise to clarify the specific timeframes contemplated for each of the "actions" in your table. Please refer to comment 13 of our letter dated November 16, 2015.

<u>Directors and Executive Officers, page 30</u>

4. Please revise to discuss in detail the specific positions that each of your executive officers and directors have held over the last five years, both at your company and subsidiaries and elsewhere. For each of your executive officers, please describe the responsibilities they had in each of those positions. For each of your directors, please describe the qualifications that led to the conclusion that they should serve as directors of your company. Please refer to comments 16 and 18 of our letter dated November 16, 2015, and Item 401(e)(1) of Regulation S-K.

<u>Certain Relationships and Related Transactions, and Director Independence, page 32</u>

5. Please revise to make apparent why EGOOS BVI was a related person when you acquired all of the outstanding security of that entity.

6. Please revise to disclose all transactions with related parties dating from January 1, 2013, rather than only January 1, 2014. Please refer to Instruction 2 of Item 404(d) of Regulation S-K.

7. Please provide us with an analysis of why the extension of credit to Mr. Xiang does not violate Section 13(k) of the Exchange Act.

You may contact Ameen Hamady at (202)551-3891 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Grace Zhang